Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	2007	2006	2005
Earnings
Income before income taxes	$1,742,061	$1,774,445	$1,345,790
Fixed Charges	347,460	267,260	250,028
Less: interest capitalized during period	(16,346)	(7,684)	(7,297)

	$2,073,175	$2,034,021	$1,588,521

Fixed Charges
Interest (expensed or capitalized)	$98,758	$74,427	$79,383
Portion of rent expense representative of interest	248,008	192,209	169,953
Amortization of deferred financing fees	694	624	692

	$347,460	$267,260	$250,028

Ratio of earnings to fixed charges	5.97	7.61	6.35